AB 1/16


07008860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24323


MAIL PROCESSING
RECEIVED
NOV 28 2007
DC 185 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2006 (MM/DD/YY) AND ENDING 9/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FCC INVESTMENTS, INC. #10373

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2829 Westown Parkway, Suite 100
(No. and Street)

West Des Moines (City) Iowa (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David A. Bolte, President 515/223-3797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 23 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2500 Ruan Center, 666 Grand Ave (Address) Des Moines (City), IA (State) 50309 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Bolte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCC INVESTMENTS, INC., as of SEPTEMBER 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
IOWA
ALISA K. SMITH
COMMISSION NO. 184623
MY COMMISSION EXPIRES
5-8-08

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.

Table of Contents



KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report

The Board of Directors
FCC Investments, Inc.:

We have audited the accompanying statements of financial condition of FCC Investments, Inc. (the Company) (a wholly owned subsidiary of FCStone Group, Inc.) as of September 30, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FCC Investments, Inc. as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

November 9, 2007

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Financial Condition

September 30, 2007 and 2006

Assets		**2007**	**2006**
Cash	$	121,921	113,076
United States Treasury bills		472,831	372,453
Prepaid expenses		1,000	1,191
Service fees receivable – Federated Securities Corp.		11,160	9,165
Investments		3,300	3,300
	$	610,212	499,185
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable – FCStone Group, Inc. (note 3)	$	56,567	35,656
Accrued expenses		13,150	12,200
Total liabilities		69,717	47,856
Stockholder's equity (note 4):			
Common stock of $1 par value. Authorized 5,000 shares; issued 1,000 shares in 2007 and 2006		1,000	1,000
Additional paid-in capital		226,147	226,147
Retained earnings		313,348	224,182
Total stockholder's equity		540,495	451,329
	$	610,212	499,185

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Operations

Years ended September 30, 2007 and 2006

		2007	2006
Revenues:			
Service fees – Federated Securities Corp.	$	112,285	92,637
Interest income		18,317	14,980
Other income		35,000	—
Total revenues		165,602	107,617
Expenses:			
Accounting and audit		14,706	13,693
Regulatory fees and expenses		4,820	6,325
Overhead charge – FCStone Group, Inc. (note 3)		4,200	4,200
Miscellaneous		342	422
Total expenses		24,068	24,640
Income before income tax expense		141,534	82,977
Income tax expense (note 2)		52,368	30,661
Net income	$	89,166	52,316

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Changes in Stockholder's Equity

Years ended September 30, 2007 and 2006

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at September 30, 2005	$ 1,000	226,147	171,866	399,013
Net income	—	—	52,316	52,316
Balance at September 30, 2006	1,000	226,147	224,182	451,329
Net income	—	—	89,166	89,166
Balance at September 30, 2007	$ 1,000	226,147	313,348	540,495

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Cash Flows

Years ended September 30, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income	$	89,166	52,316
(Increase) decrease in service fees receivable – Federated Securities Corp.		(1,995)	(1,849)
Increase (decrease) in accounts payable – FCStone Group, Inc.		20,911	9,217
Decrease (increase) in prepaid expenses		191	(443)
Increase in accrued expenses		950	1,500
Net cash provided by operating activities		109,223	60,741
Cash flows from investing activities:			
Proceeds from maturity of United States Treasury bills		1,481,683	1,110,020
Purchase of United States Treasury bills		(1,582,061)	(1,109,896)
Net cash provided by (used in) investing activities		(100,378)	124
Net increase (decrease) in cash		8,845	60,865
Cash at beginning of year		113,076	52,211
Cash at end of year	$	121,921	113,076
Supplemental disclosures of cash flows information:			
Cash paid during the year for:			
Income taxes	$	31,456	21,445

See accompanying notes to financial statements.

(1) Summary of Accounting Policies and Related Matters

(a) General

FCC Investments, Inc. (the Company) is wholly owned by FCStone Group, Inc. (the Parent) and is registered as a securities broker-dealer.

The Company's primary operations consist of maintaining its registration as a broker-dealer; investing in short-term securities; and, in accordance with the terms of a dealer agreement with Federated Securities Corporation (Federated), Pittsburgh, Pennsylvania, selling shares in the Federated Money Market Instruments Trust (the Trust), a no-load, open-end money market fund. The Company also enters into agreements with customers of FCStone, LLC (FCStone) authorizing the Company to automatically invest any excess margin money held by FCStone in the customers' commodity accounts in shares of the Trust and, to redeem by wire such shares as necessary to cover any margin calls in customer commodity accounts.

(b) Investments

The Company has the positive intent and ability to hold its investment in United States Treasury bills until maturity. These investments are zero coupon securities with a maturity of less than 90 days at purchase. Accordingly, they are reported at amortized cost, which approximates fair value due to their short-term nature. Premium or discount on the purchase of Treasury securities is accreted to income on a straight-line basis, which approximates the scientific method. Interest is recorded as earned.

(c) Revenue

The Company receives service fees from Federated based upon the balance of the fund, which are accrued on a monthly basis as earned. No charges are made to participating customers.

During the year ended September 30, 2007, the Company received a one time special payment in the amount of $35,000 due to the consolidation of NASD and NYSE Member Regulation. The amount is reported as other income.

(d) Income Taxes

The results of the Company's operations are included in the United States federal income tax return of the Parent. Income taxes are allocated to the Company using the separate-return method. Income taxes payable of $52,367 and $29,308 are reported as accounts payable to the Parent at September 30, 2007 and 2006, respectively.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Income Taxes

Income tax expense for the years ended September 30, 2007 and 2006 is as follows:

	2007			2006		
	Federal	State and local	Total	Federal	State and local	Total
Current	$ 48,122	4,246	52,368	28,172	2,489	30,661
	$ 48,122	4,246	52,368	28,172	2,489	30,661

Income tax expense differs from the amounts computed by applying the United States federal income tax rate of 35% in 2007 and 2006, respectively, to income taxes as a result of the following:

	2007	2006
Computed "expected" income tax expense	$ 49,537	29,042
State and local income taxes, net of federal income tax benefit	2,831	1,619
	$ 52,368	30,661

(3) Transactions with Parent Company

The Company obtains office facilities and services from FCStone, which are recognized throughout an overhead charge of $4,200 to the Parent during 2007 and 2006, respectively. This change has been consistent for several years and is considered a reasonable estimation of the cot of services provided. These amounts are reported as payable at September 30, 2007 and 2006.

(4) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

As a broker-dealer holding funds or securities for customers, the Company is required to maintain "net capital" of $250,000 as defined in Rule 15c3-1. At September 30, 2007, the Company's net capital was $525,035.

Schedule 1

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Computation of Net Capital Under Rule 15c3-1*

September 30, 2007

Aggregate indebtedness:		
Accounts payable – FCStone Group, Inc.	$	56,567
Accrued expenses		13,150
Total aggregate indebtedness	$	69,717
Net capital:		
Stockholder's equity	$	540,495
Deduct nonallowable assets		15,460
Haircut on securities		—
Net capital	$	525,035
Minimum net capital	$	250,000
Ratio of aggregate indebtedness to net capital		13.28%

* There are no material differences from the Company's computation of net capital as reported on Form X-17A-5, Part IIA, as of September 30, 2007. As such, a reconciliation is not required pursuant to Rule 17a-5(d)(4).

Schedule 2

Determination of Reserve Requirements Under Rule 15c3-3

September 30, 2007

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company, as a broker-dealer, limit transactions to the purchase, sale, and redemption of registered investment companies or of interests or participations in an insurance company separate account. At September 30, 2007, the Company had no required reserve deposit.

See accompanying independent auditors' report.

Schedule 3

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Information for Possession or Control Requirements Under Rule 15c3-3

September 30, 2007

	Fair value	**Number of items**
Customers' fully paid and excess-margin securities not in the Company's possession or control as of September 30, 2007, for which instructions to reduce to possession or control had been issued as of September 30, 2007, for which the required action was not taken within the time frames specified under Rule 15c3-3	NONE	NONE
Customers' fully paid securities and excess-margin securities, for which instructions to reduce to possession or control had not been issued as of September 30, 2007, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE

See accompanying independent auditors' report.



KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report on Internal Accounting Control

The Board of Directors
FCC Investments, Inc.:

In planning and performing our audit of the financial statements of FCC Investments, Inc. (the Company) (a wholly owned subsidiary of FCStone Group, Inc.) as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, thereon dated November 9, 2007, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures, for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control a deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will note be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

November 9, 2007

END